SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Electric Fuel Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   284871-10-0
              -----------------------------------------------------

                                 (CUSIP Number)

          Steven M. Plon, Esquire, Silverman Coopersmith Hillman & Frimmer
      Two Penn Center Plaza, Suite 910, Philadelphia, PA 19102, (215) 636-4482
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 1996
                -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box|_|.

Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



                               Page 1 of __ Pages

                                    13D
CUSIP No. 284871-10-0                                      Page 2 of (   ) Pages






1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                            Leon S. Gross
                            S.S. No. ###-##-####
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)      |X|

                                                                                                      (b)      | |
3.        SEC USE ONLY
4.        SOURCE OF FUNDS*
                   PF and 00
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                                                        | |
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
                              7.   SOLE VOTING POWER
         NUMBER OF                           3,075,362
          SHARES
       BENEFICIALLY           8.   SHARED VOTING POWER
         OWNED BY                            0
           EACH               9.   SOLE DISPOSITIVE POWER
         REPORTING                           1,706,562
          PERSON
           WITH               10.  SHARED DISPOSITIVE POWER
                                   1,368,800 shares are subject to Margin
                                   Account Agreements.

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   3,075,362

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                      | |

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   21.6% of issued and outstanding stock

14.       TYPE OF REPORTING PERSON*
                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 3 TO SCHEDULE 13D


         This Amendment No. 3 to the Schedule 13D dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996 and the Second Amendment to Schedule 13D dated September 1, 1996 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

         The Shares of the Issuer purchased by Mr. Gross as part of the private placement pursuant to a Stock Purchase Agreement dated September 30, 1996 were acquired at a cost of $10,000,003.00. The 66,300 Shares of the Issuer acquired by Mr. Gross on October 3, 1996 were acquired at a cost (excluding commissions) of $406,088. The funds required for all of the foregoing Shares purchased by Mr. Gross were provided, in part, by Mr. Gross's personal funds, and, in part, from funds borrowed by Mr. Gross through his margin accounts at the Brokerage Firms.

Item 4.  Purpose of the Transaction.

Item 4 of the Existing Schedule 13D is amended and restated as follows:

         In connection with the acquisition of 1,538,462 shares of Common Stock of the Issuer pursuant to a Stock Purchase Agreement dated September 30, 1996 between Mr. Gross and the Issuer (the "Agreement"), (i) the Issuer and Mr. Gross entered a Registration Rights Agreement, dated September 30, 1996, setting forth Mr. Gross's registration rights with respect to the shares of Common Stock issued in connection with the private placement, and (ii) Mr. Gross entered into a Voting Rights Agreement, dated September 30, 1996 ("Voting Rights Agreement") by and among Mr. Gross, the Issuer and Robert S. Ehrlich and Yehuda Harats (each a "Stockholder," and together with Mr. Gross, collectively, the "Stockholders") each a holder of shares of Common Stock of the Issuer, pursuant to which a "group" within the meaning of Section 13(d)(3) of the Exchange Act was formed.




                               Page 3 of __ Pages

         Mr. Gross has invested in the Shares of the Issuer primarily because of the possibility that it will be successful in its business activities. Mr. Gross may make dispositions and additional purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations.

         Except as set forth in the preceding paragraph, Mr. Gross has no present plans or proposals which relate to, or which would result in, any changes specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Existing Schedule 13D are hereby amended and restated in their entirety as follows:

         (a) and (b) Mr. Robert Ehrlich beneficially owns 1,138,979 shares of Common Stock, or 7.8% of the Common Stock outstanding. Mr. Ehrlich holds sole voting and dispositive power over the shares beneficially owned by him. Other than the exercise of an option to purchase 80,000 shares of the Company's Common Stock on August 20, 1996, Mr. Ehrlich has not effected any other transaction in the Common Stock in the past sixty (60) days. To the best of Mr. Ehrlich's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Mr. Yehuda Harats beneficially owns 1,536,207 shares of Common Stock, or 10.7% of the Common Stock outstanding. Mr. Harats holds sole voting and dispositive power over the shares beneficially owned by him. Other than the exercise of an option to purchase 170,000 shares of the Company's Common Stock on August 20, 1996, Mr. Harats has not effected any other transaction in the Common Stock in the past sixty (60) days. To the best of Mr. Harats's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Mr. Gross beneficially owns 3,075,362 shares of Common Stock, or 21.6% of the Common Stock outstanding. Mr. Gross has the sole power to vote all Shares beneficially owned by him. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for rights as to disposition for a total of 1,368,800 Shares granted to the Brokerage Firms under their respective Margin Account Agreements. To the best of Mr. Gross' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.


                               Page 4 of __ Pages

         (c) Listed below are the acquisitions of Shares by Mr. Gross which have occurred since September 1, 1996, the date of Mr. Gross's most recent Amendment to Schedule 13D. Other than the shares purchased pursuant to the private placement, the acquisitions were made through open market purchases.



     Date                         Number of Shares               Price Per Share
     ----                         ----------------               ---------------
  October 2, 1996                    1,538,462                          $6.50
  October 3, 1996                       66,300                          $6.125

         On September 11, 1996 Mr. Gross made a gift of one hundred (100) Shares

         Messrs. Ehrlich, Harats and Gross are parties to a Voting Rights Agreement described in Item 6 below.

Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

         Pursuant to a Stock Purchase Agreement dated September 30, 1996 between the Issuer and Mr. Gross, on October 2, 1996, the Issuer issued 1,538,462 shares of the Issuer's Common Stock, $.01 par value per share, to Mr. Gross at a price of $6.50 per share, for a total purchase price of $10,000,003.00.

         Pursuant to the terms of the Agreement, Mr. Gross has agreed that for a period of five (5) years from the Closing Date, neither Mr. Gross nor his Affiliates, as defined in the Securities Act, directly or indirectly or in conjunction with or through any Associate (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will (i) solicit proxies with respect to any capital stock or other voting securities of the Issuer under any circumstances, or become a "participant" in any "election contest" relating to the election of directors of the Issuer (as such terms are used in Rule 14a-11 of Regulation 14A of the Exchange Act) or (ii) make an offer for the acquisition of substantially all of the assets or capital stock of the Issuer or induce or assist any other person to make such an offer or (iii) form or join any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any capital stock or other voting securities of the Issuer for the purpose of accomplishing the actions referred to in clauses (i) and (ii) above other than pursuant to the Voting Rights Agreement described below.

         In connection with the Agreement, the Issuer and Mr. Gross also entered into a Registration Rights Agreement dated September 30, 1996, setting forth Mr. Gross's registration rights with respect to the shares of Common Stock issued in connection with the offering. These rights include the right to make two (2) demands for a shelf registration statement on Form S-3 ("Shelf Registration Statement") for the sale of the Common Stock

                               Page 5 of __ Pages
which may, subject to certain customary limitations and requirements, be underwritten. In addition, Mr. Gross was granted the right to "piggyback" on registrations of the Issuer's securities in an unlimited number of registrations. Also under the Registration Rights Agreement, Mr. Gross is subject to customary underwriting lock-up requirements with respect to public offerings of the Issuer's securities.

         The Issuer and Messrs. Ehrlich, Harats and Gross are also parties to a Voting Rights Agreement, dated as of September 30, 1996. Pursuant to the Voting Rights Agreement, Lawrence M. Miller will be entitled to be nominated to serve on the Issuer's Board of Directors, so long as Mr. Gross, his heirs or assigns retains at least 1,375,000 shares of Common Stock. As a result, the Issuer's Board of Directors will be increased to a total of six members. In the event Mr. Miller shall cease to serve as a member of the Board of Directors, Mr. Gross (the "Alternate Director") shall be nominated for election and succeed to Mr. Miller's rights. In addition, under the Voting Rights Agreement, a "group" within the meaning of Section 13(d)(3) of the Exchange Act was formed. Messrs. Ehrlich, Harats and Gross agreed to vote and take all necessary action so that Messrs. Ehrlich, Harats and Miller shall serve as members of the Board of Directors for a period of five (5) years covering the five (5) meetings of Stockholders following the offering. Mr. Gross further agreed to vote, at the Issuer's next Annual Meeting of Stockholders, and take any further necessary action, in favor of an increase in shares authorized to be issued upon exercise of options under the Issuer's 1993 Stock Option and Restricted Stock Purchase Plan.

         The foregoing descriptions of each of the Stock Purchase Agreement, the Registration Rights Agreement and the Voting Rights Agreement are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, the Registration Rights Agreement and the Voting Rights Agreement, copies of which are included as exhibits hereto and are incorporated by reference herein.






                               Page 6 of __ Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Stock Purchase Agreement

Exhibit 2 - Voting Rights Agreement

Exhibit 3 - Registration Rights Agreement

                               Page 7 of __ Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 1996
-------------------------------------
Date


/s/ Leon S. Gross
-------------------------------------
Leon S. Gross

                               Page 8 of __ Pages

                                  EXHIBIT INDEX


Exhibit
Number              Description                           Page No.

  1                 Stock Purchase Agreement
                    dated as of September 30,
                    1996 between the Issuer
                    and Leon S. Gross




  2                 Voting Rights Agreement
                    dated as of September 30,
                    1996 by and among
                    Robert Ehrlich, Yehuda
                    Harats, and Leon S. Gross




  3                 Registration Rights
                    Agreement dated as of
                    September 30, 1996
                    between the Issuer and
                    Leon S. Gross



















                               Page 9 of __ Pages

                                                                       Exhibit 1





                            ELECTRIC FUEL CORPORATION

           Private Placement of Electric Fuel Corporation Common Stock

                            STOCK PURCHASE AGREEMENT




September 30, 1996


Mr. Leon S. Gross
c/o Enterprises, Inc.
River Park House
3600 Conshohocken Avenue
Philadelphia, PA 19131

Dear Leon:

         Electric Fuel Corporation, a Delaware corporation (the "Company"), proposes to sell to you (the "Purchaser") in a private placement (the "Offering") 1,538,462 shares of its common stock, $.01 par value per share (the "Common Stock"). In connection with and in consideration for the sale and purchase of the Common Stock, the Company and the Purchaser agree to abide by the mutual covenants contained herein.

         1. Sale and Purchase of the Common Stock. On the basis of the representations, warranties and agreements contained in, and subject to the terms and conditions of, this stock purchase agreement (the "Agreement"), the Company agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Company, 1,538,462 shares of its Common Stock at a price of $6.50 per share.

         2. Delivery and Payment. On the Closing Date, the Purchaser will pay to the Company $10,000,003.00 (the "Purchase Price"). Delivery of the Common Stock by the Company to the Purchaser shall be made in accordance with Purchaser's written instructions to be provided at least two days prior to such delivery and payment of the Purchase Price shall be made by wire transfer in immediately available funds in U.S. dollars to the Company's

                               Page 10 of __ Pages
account in accordance with the wire transfer instructions set forth on Annex I hereto. The Closing of the Offering shall take place at the offices of Ropes & Gray, One International Place, Boston, MA 02110 on October 2, 1996, or at such time on such other date as shall be agreed upon by the Company and the Purchaser. The day on which the Closing takes place shall be referred to herein as the "Closing Date."

         3. Offering of Common Stock. The Common Stock will be offered and sold to you without being registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption therefrom provided by
Section 4(2) of the Securities Act.

         The Purchaser will have the registration rights set forth in the registration rights agreement by and among the Company and the Purchaser dated the Closing Date (the "Registration Rights Agreement"), in substantially the form of Exhibit A hereto. At the Closing, the Company and the Purchaser will enter into the Registration Rights Agreement. At the Closing, the Company will also enter into a voting rights agreement by and among the Company, the Purchaser, Robert S. Ehrlich and Yehuda Harats dated the Closing Date (the "Voting Rights Agreement"), in substantially the form of Exhibit B hereto. This Agreement, the Registration Rights Agreement and the Voting Rights Agreement are hereinafter referred to collectively as the "Operative Documents."

         4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

                  (a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the state of Delaware. The Company's wholly-owned Israeli subsidiary, Electric Fuel (E.F.L.) Limited ("EFL"), is duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation. Each of the Company and EFL is qualified and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (owned, leased or licensed) or the nature of its business makes such qualification necessary, except for such jurisdictions where the failure to so qualify, individually or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations or financial condition, taken as a whole, of the Company and EFL.

                  (b) All necessary corporate and shareholder action has been duly and validly taken to authorize the execution, delivery and performance of the Operative Documents by the Company. This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles. The Registration Rights Agreement and

                               Page 11 of __ Pages
         the Voting Rights Agreement have been duly and validly authorized, and when executed and delivered, will constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

                  (c) Neither the execution, delivery and performance of the Operative Documents by the Company nor the consummation of any of the transactions contemplated hereby or thereby (including, without limitation, the issuance and sale by the Company of the Common Stock) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under, or result in the execution or imposition of any material lien, charge or encumbrance upon any properties or assets of the Company pursuant to the terms of, any material indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party or by which the Company or any of its properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company, or violate any provision of the charter or by-laws of the Company or EFL, except for such consents or waivers that have already been obtained and are in full force and effect, or require any consent, approval, authorization or other order of or registration or filing with, any court, regulatory body, administrative agency or other governmental body, agency or official, or such consents or waivers the failure to so obtain would not individually or in the aggregate, have a material adverse effect upon the assets or properties, business, results of operations or financial condition, taken as a whole, of the Company and EFL.

                  (d) The entire authorized capital stock of the Company consists of (i) 28,000,000 shares of Common Stock, of which 12,719,046 shares are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of which no shares are outstanding. No shares of Common Stock are held in the Company's treasury. The shares of Common Stock outstanding have been duly and validly issued, fully paid and nonassessable and have been offered, issued and sold by the Company in compliance with applicable state and federal securities laws. When issued and delivered in accordance with the terms of this Agreement, the Common Stock to be delivered to Purchaser hereunder will be duly authorized, validly issued, fully paid and nonassessable. Except for the Company's 1991 Stock Option Plan, 1993 Stock Option and Restricted Stock Purchase Plan and 1996 Amended and Restated Non-Employee Director Plan Stock Option Plan, and options to purchase 7,286 shares of Common Stock issued to consultants, there are no outstanding warrants, options or other rights to purchase or acquire, or exchangeable for or convertible into, any shares of Common Stock. Except as set forth in the

                               Page 12 of __ Pages

         Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K") and as provided in this Agreement, the Voting Rights Agreement, or as set forth by applicable securities laws, there are no restrictions on the transfer or voting of any shares of the Company's Common Stock and no existing rights with respect to registration under the Securities Act, of any of the Company's Common Stock.

                  (e) The 1995 Form 10-K, the Company's Form 10-Q for the fiscal period ended June 30, 1996 (the "1996 June Form 10-Q") and all documents filed with the Securities and Exchange Commission (the
         "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such documents, together with the 1995 Form 10-K, 1996 June Form 10-Q are hereinafter referred to as the "Exchange Act Documents") were filed in a timely manner and, when they were filed (or, if any amendment with respect to any such document was filed, when such amendment was filed), conformed in all material respects to the requirements of the Exchange Act, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Subsequent to the respective dates as of which information was given in the Exchange Act Documents, except as described therein, there has not been any material adverse change, and, to the Company's knowledge, no event has occurred which with notice or lapse of time or both, that would constitute such a material adverse change, in the assets or properties, business, results of operations or financial condition of the Company taken as a whole.

                  (f) There are no claims for brokerage commissions or finder's fees on similar compensation in connection with the transactions by this Agreement based on any arrangement or agreement made by or on behalf of the Company, and the Company agrees to indemnify and hold the Purchaser harmless against any damages incurred as a result of any such claims.

         5. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to Company that:

                  (a) The Purchaser has full power and authority to execute, deliver and perform each of this Agreement, the Registration Rights Agreement and the Voting Rights Agreement. This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

                  (b) The Common Stock to be received by the Purchaser will be acquired for investment for the Purchaser's own account, and not with a view to the distribution of

                               Page 13 of __ Pages
         any part thereof. The Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participation to such person or to any third person, with respect to any of the Common Stock.

                  (c) The Purchaser understands that the Common Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act, or an exemption therefrom, and that in the absence of an effective registration statement covering the Common Stock or an available exemption from registration under the Securities Act, the Common Stock must be held indefinitely. In the absence of an effective registration statement covering the Common Stock, the Purchaser will sell, transfer, or otherwise dispose of the Common Stock only in a manner consistent with its representations and agreements set forth herein.

                  (d) The Purchaser understands that the certificates evidencing the Common Stock may bear substantially the following legends:

                           (i) "THE COMMON STOCK EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND APPLICABLE STATE LAW, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM (IN EACH CASE BASED UPON DOCUMENTATION SATISFACTORY TO THE COMPANY, INCLUDING AN OPINION OF COUNSEL SATISFACTORY TO IT THAT REGISTRATION UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE LAWS IS NOT REQUIRED) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT."

                           (ii) Any legend required by the Registration Rights Agreement, the Voting Agreement or any applicable law.

                  (e) The Purchaser is an "accredited investor" as such term is defined in Rule 501(a)(1) promulgated pursuant to the Securities Act.


                               Page 14 of __ Pages

                  (f) The Purchaser's financial condition is such that he is able to bear the risk of holding the Common Stock for an indefinite period of time.

                  (g) The Purchaser has such knowledge and experience in financial and business matters and in making high risk investments of this type that he is capable of evaluating the merits and risks of the purchase of the Common Stock.

                  (h) The Purchaser has been furnished access to the business records of the Company and such additional information and documents as the Purchaser has requested and has been afforded an opportunity to ask questions of and receive answers from representatives of the Company concerning the business, operations, market potential, capitalization, financial condition and prospects, and all other matters deemed relevant by the Purchaser.

                  (i) There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser, and the Purchaser agrees to indemnify and hold the Company harmless against any damages incurred as a result of any such claims.

                  (j) The Purchaser acknowledges that the Company will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if any of the acknowledgments, representations and agreements are no longer accurate, he shall promptly notify the Company.

         6. Conditions of the Purchaser's Obligations. The obligation of the Purchaser to purchase the Common Stock is subject to each of the following terms and conditions:

                  (a) The representations and warranties of the Company contained in this Agreement shall be true and correct when made and on and as of the Closing Date as if made on such date and the Company shall have performed all covenants and agreements and satisfied all the conditions contained in this Agreement required to be performed or satisfied by it at or before the Closing Date.

                  (b) Receipt of an opinion by counsel to the Company in form attached as Exhibit C hereto.

                  (c)  The  Company   shall  have  executed  and  delivered  the
         Registration Rights Agreement and the Voting Rights Agreement and delivered the Common Stock.

         7. Conditions of the Company's Obligations. The obligation of the Company to sell the Common Stock is subject to each of the following terms and conditions:


                               Page 15 of __ Pages

                  (a) The representations and warranties of the Purchaser contained in this Agreement shall be true and correct when made and on and as of the Closing Date as if made on such date and the Purchaser shall have performed all covenants and agreements and satisfied all the conditions contained in this Agreement required to be performed or satisfied by it at or before the Closing Date.

                  (b) Receipt by the Company of the Purchase Price from the Purchaser.

                  (c) The Purchaser shall have executed and delivered the Registration Rights Agreement and the Voting Rights Agreement.

         8. Covenant of the Company. The Company covenants and agrees as follows:

         The Company shall use its reasonable best efforts to do and perform all things required or necessary to be done and performed under this Agreement by the Company prior to the Closing Date, and to satisfy all conditions precedent to the delivery of the Common Stock.

         9. Covenants of the Purchaser. The Purchaser covenants and agrees as follows:

                  (a) The Purchaser shall use his reasonable best efforts to do and perform all things required or necessary to be done and performed under this Agreement by the Purchaser prior to the Closing Date, and to satisfy all conditions precedent to the delivery of the Common Stock.

                  (b) The Purchaser agrees that from the date hereof until the fifth anniversary of the Closing Date, he will not, and will not permit any of his Affiliates, as defined in the Securities Act, to directly or indirectly or in conjunction with or through any Associate (as defined in Rule 12b-2 of the Exchange Act), (i) solicit proxies with respect to any capital stock or other voting securities of the Company under any circumstances, or become a "participant" in any "election contest" relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A of the Exchange Act) or (ii) make an offer for the acquisition of substantially all of the assets or capital stock of the Company or induce or assist any other person to make such an offer or (iii) form or join any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any capital stock or other voting securities of the Company for the purpose of accomplishing the actions referred to in clauses (i) and (ii) above other than pursuant to the Voting Rights Agreement.

         10. Miscellaneous. This Agreement has been and is made for the benefit of the Purchaser and the Company, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include any purchaser of Common Stock from the Purchaser merely because of such purchase.

                               Page 16 of __ Pages

         All notices and communications hereunder shall be in writing and mailed or delivered or by telephone or telegraph if subsequently confirmed in writing,
(a) if to the Purchaser, Leon S. Gross, c/o Enterprises, Inc., River Park House, 3600 Conshohocken Avenue, Philadelphia, PA 19131, with a copy to: Lawrence M. Miller, Esq., Schwartz, Woods & Miller, 1350 Connecticut Avenue, Washington, D.C. 20036-1717; and (b) if to the Company, 885 Third Avenue, Suite 2900, New York, NY 10022, with a copy to Winthrop Minot, Esq., Ropes & Gray, One International Place, Boston, MA 02110.

         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflicts or choice of law principles which would cause the application of the internal laws of any jurisdiction other than the State of Delaware.

         This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]


                               Page 17 of __ Pages

         Please confirm that the foregoing correctly sets forth the agreement among us.

                                                     Very truly yours,

                                                     ELECTRIC FUEL CORPORATION


                                                     By_________________________
                                     Title:


Agreed and accepted:

LEON S. GROSS


----------------------------


                               Page 18 of __ Pages

                                                                       Exhibit 2


                             VOTING RIGHTS AGREEMENT


         VOTING RIGHTS AGREEMENT (the "Agreement"), made as of September 30, 1996 by and among Electric Fuel Corporation, a Delaware corporation (the
"Company"), Leon S. Gross, Robert S. Ehrlich and Yehuda Harats, (each a "Stockholder" and collectively the "Stockholders"), each a holder of shares of common stock of the Company, $.01 par value per share (the "Common Stock").

         WHEREAS, the Stockholders together hold, directly or indirectly, more than 25% of the voting stock of the Company; and

         WHEREAS, pursuant to the stock purchase agreement dated September 30, 1996 between the Company and Leon S. Gross (the "Stock Purchase Agreement"), the Company is selling 1,538,462 shares of its Common Stock to Leon S. Gross in a private placement; and

         WHEREAS, in connection with the Stock Purchase Agreement, the Company and the Stockholders agree to enter into this Agreement. Capitalized terms used in this Agreement and not defined shall have the meanings assigned to them in the Stock Purchase Agreement.

         NOW THEREFORE, in consideration of the premises and agreements set forth herein, the Stockholders agree with each other as follows:

         7. Election of Directors. The Company shall use its best efforts to cause Lawrence M. Miller to be designated as Leon S. Gross' nominee for election to the Board of Directors of the Company (the "Board"); (i) immediately upon satisfaction of all applicable governmental and corporate requirements, which the parties shall use all reasonable efforts to accomplish as expeditiously as possible, after the Closing; (ii) after each of Leon S. Gross and Lawrence M. Miller has executed a confidentiality agreement in the form attached hereto as Exhibit A; and (iii) for so long as Leon S. Gross or his heirs hold in excess of 1,375,000 shares of Common Stock. In the event Lawrence M. Miller shall cease to serve as a member of the Board of Directors for any reason, Leon S. Gross (the "Alternate Director") shall be nominated for election and be a successor to the rights of Mr. Miller in accordance with the terms of this Section 1. Subject to the terms and conditions hereof, until the later of (i) the fifth anniversary of the Closing or (ii) the fifth Meeting of Stockholders following the Closing, each Stockholder agrees to vote all shares of Common Stock or other voting securities of the Company over which such Stockholder has voting control, whether directly or indirectly, and to take all other necessary or desirable actions within his control (whether as a stockholder, director or officer of the Company or otherwise, including without limitation attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written

                               Page 19 of __ Pages
consents in lieu of meetings), so that each of Lawrence M. Miller (or, if applicable, the Alternate Director), Robert S. Ehrlich and Yehuda Harats (collectively, the "Directors") shall serve as members of the Board. In addition, for so long as Lawrence M. Miller serves as a Director, the Alternate Director shall be entitled to notice of, and shall be entitled to attend, each meeting of the Board of Directors of the Company.

         2. Equity Incentive Plan. At the next Meeting of Stockholders, subject to the terms and conditions hereof, Leon S. Gross agrees to vote all shares of Common Stock or other voting securities of the Company over which he has voting control, whether directly or indirectly, and to take all other necessary or desirable actions within his control (whether as a stockholder, director or officer of the Company or otherwise, including without limitation attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), for the proposal contained in the proxy statement relating to such Meeting to increase the number of shares authorized to be issued upon the exercise of options under the Company's 1993 Stock Option and Restricted Stock Purchase Plan, as approved by the Board.

         3. Termination. In addition to the ability to exercise the remedies provided for in Section 5 hereof, each Director's obligations under this Agreement shall terminate with respect to each other Director if such other Director does not nominate any of the Directors or does not vote his Common Stock for any of the Directors, whether or not such other Director's failure to vote to elect such Director as director of the Company was in violation of this Agreement.

         4. Assignment. Except as otherwise expressly provided herein, the rights and obligations set forth in this Agreement may only be assigned with the express written consent of the Company and Stockholder or Stockholders not transferring rights and obligations under this Agreement and in accordance with the provisions of this Section 4.

         5. Filings. Each of the Stockholders agrees to promptly file with the Securities and Exchange Commission all requisite filings required under the Securities Exchange Act of 1934, as amended, with respect to their ownership of shares of Common Stock and the provisions of this Agreement.

         6. Remedies. The parties will be entitled to enforce his or its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement, and to exercise all other rights existing in his or its favor. The parties agree and acknowledge that money damages will not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in his or its sole discretion apply to any court of law or equity of competent jurisdiction in order to enforce or prevent any violations of the provisions of this Agreement.


                               Page 20 of __ Pages

         7. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the matters contemplated herein, and supersedes any and all prior understandings as to the subject matter of this Agreement.

         8. General. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement the singular includes the plural, the plural, the singular, the masculine gender includes the neuter, masculine and feminine genders. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflicts or choice of law principles which would cause the application of the internal laws of any jurisdiction other than the State of Delaware.

         9. Severability. If any provisions of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

         10. Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one and the same instrument.

         11. Legend. Each certificate representing Common Stock of the Stockholders shall hereafter state therein:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
         SUBJECT TO THE PROVISIONS OF A STOCKHOLDERS' VOTING
         AGREEMENT DATED AS OF SEPTEMBER 30, 1996 AMONG THE
         STOCKHOLDERS NAMED THEREIN."



            [The rest of this page has been intentionally left blank]


                               Page 21 of __ Pages

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                                     ELECTRIC FUEL CORPORATION


                                                     By:_______________________



                                                     --------------------------
                                                     Leon S. Gross


                                                     --------------------------
                                                     Robert S. Ehrlich


                                                     --------------------------
                                                     Yehuda Harats

                               Page 22 of __ Pages

                                                                -   Exhibit A to
                                                                   Voting Rights
                                                                       Agreement


                                 October 2, 1996



Mr. Robert S. Ehrlich
Chairman and Chief Financial Officer
Electric Fuel Corporation
885 Third Avenue, Suite 2900
New York, NY 10022

Dear Bob:

         As an observer of the Board of Directors of Electric Fuel Corporation, a Delaware corporation ("EFC"), I will receive certain information which may be deemed confidential by EFC. I recognize and acknowledge the potential competitive value of the confidential information to be provided and the damage that could result to EFC if such information is disclosed to any third party. Accordingly, in order to avoid misunderstandings or disagreements, EFC has stated that it will provide confidential information to me only on the condition that this letter is signed by me indicating my understanding of, and agreement to, its contents.

         The undersigned agrees that:

         1. EFC's confidential information shall mean all information disclosed to me in any manner, whether orally, visually or in tangible form and all copies thereof, whether created by EFC or by me, other than information that:

                  a. I can demonstrate is already known to me otherwise than as a result of (i) disclosure pursuant to this letter or (ii) disclosures I knew or should have known would be a violation of a legal, contractual or fiduciary obligation owed to EFC.

                  b. is generally known to the public or in the public domain, other than as a result of disclosure by me;

                  c. I can demonstrate is subsequently lawfully obtained by me from a third party having rights therein not in violation of any confidentiality requirements of such third party; or


                               Page 23 of __ Pages

                  d. is required to be disclosed by order of any court or governmental agency having jurisdiction over EFC or pursuant to any governmental regulations, provided that I will as soon as practicable notify EFC of such requirement or proposed requirement so that EFC may seek an appropriate protective order.

         2. I agree to comply with the Company's policies on securities trading. I acknowledge and understand that receipt of EFC's confidential information puts me in possession of material non-public information, and that any purchase or sale of securities of EFC based on this information would be a violation of federal and state securities laws.

         3. It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement, and that EFC shall be entitled to specific performance and injunctive relief as remedies for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement, but shall be in addition to all other remedies available at law or in equity. In the event of litigation concerning this letter agreement, if a court of competent jurisdiction determines in a final, nonappealable order that I have breached this letter agreement, then I shall be liable for and pay to EFC the reasonable legal fees EFC incurred in connection with such litigation, including any appeal therefrom.


                                         Very truly yours,


                                         [Member/Observer of Board of Directors]


                               Page 24 of __ Pages

                                                                       Exhibit 3









                          REGISTRATION RIGHTS AGREEMENT

                         Dated as of September 30, 1996

                                  by and among

                            ELECTRIC FUEL CORPORATION

                                       and

                                  LEON S. GROSS


                    Common Stock of Electric Fuel Corporation










                               Page 25 of __ Pages

         This Registration Rights Agreement (this "Agreement") is made and entered into as of September 30, 1996 by and among Electric Fuel Corporation, a Delaware corporation (the "Company"), and Leon S. Gross (the "Purchaser") who has on the date hereof purchased 1,538,462 shares (the "Shares") of the Company's common stock, $.01 par value per share (the "Common Stock"), pursuant to the Stock Purchase Agreement (as defined below).

         This Agreement is made pursuant to the Stock Purchase Agreement by and among the Company and the Purchaser dated September 30, 1996 (the "Stock Purchase Agreement"). In order to induce the Purchaser to purchase the Shares, the Company has agreed to provide the registration rights set forth in this Agreement with respect to the Transfer Restricted Securities (as hereinafter defined). The execution and delivery of this Agreement is a condition to the obligations of the Purchaser set forth in Section 6 of the Stock Purchase Agreement.

         The parties hereby agree as follows:

SECTION 1.        DEFINITIONS

         As used in this Agreement, the following capitalized terms shall have the following meanings:

         Business Day: Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The Borough of Manhattan, The City of New York, New York are authorized or obligated by law or executive order to close.

         Closing Date: The date on which the Shares are purchased by the Purchaser.

         Commission:   The Securities and Exchange Commission.

         Exchange Act:  The Securities Exchange Act of 1934, as amended.

         Holder: The Purchaser, or upon his death the executor or personal representative, or similar legal representative of his estate (the "Representative"), and then, after the Shares have been distributed to the Purchaser's beneficiaries from the Representative, the single beneficiary who receives the largest number of Shares under the Purchaser's last will and testament.

         Market Value: The average closing price of the Common Stock as reported by The Nasdaq National Market System (as reported by The Wall Street Journal) over the twenty trading days immediately preceding the date on which the Purchaser makes a request under Section 3(c) hereof.

         NASD:  National Association of Securities Dealers, Inc.


                               Page 26 of __ Pages

         Person: An individual, partnership, corporation, joint venture, trust, estate, unincorporated organization, or a government or agency or political subdivision thereof.

         Prospectus: The prospectus included in a Shelf Registration Statement or any other registration statement filed with the Commission by the Company in connection with Section 2(c)(ii) hereof, as amended or supplemented by any prospectus supplement and by all other amendments thereto, including post-effective amendments, and all material incorporated by reference into such Prospectus.

         Securities Act:  The Securities Act of 1933, as amended.

         Transfer Restricted Securities: All Shares issued to the Purchaser hereunder until (a) the date on which such shares have been effectively registered under the Securities Act and disposed of in accordance with this Agreement, or (b) the date on which such shares are distributed to the public pursuant to Rule 144 under the Securities Act.

         Underwritten Registration or Underwritten Offering: A registration in which securities of the Company are sold to an underwriter for reoffering to the public.


SECTION 2.        REGISTRATION RIGHTS

          (a) Shelf Registration. Upon the request of the Holder, the Company shall file as promptly as practicable after the receipt of such request, a registration statement on Form S-3 (the "Shelf Registration Statement") providing for the sale by the Holder of the Transfer Restricted Securities, pursuant to Rule 415 of the Commission under the Securities Act, and/or any similar rule that may be adopted by the Commission. The Company agrees to use its reasonable efforts to cause the Shelf Registration Statement to be declared effective as promptly as practicable and to keep such Shelf Registration Statement continuously effective (and the Prospectus contained therein current) for a period of 270 days. So long as any such Shelf Registration Statement is effective, any Holder desiring to sell Transfer Restricted Securities thereunder shall give notice to the Company by facsimile transmission in accordance with
Section 6(b) hereof on the date of the initiation of the sale of such Transfer Restricted Securities.

         The Holder shall be entitled to make only two demands for a Shelf Registration Statement hereunder. Upon the earlier of 270 days after the date on which the second Shelf Registration Statement is first declared effective under the Securities Act by the Commission and the date as of which the Holder no longer continues to hold a greater number of shares of Common Stock than could be sold in a three-month period within the limitations of Rule 144(e) under the Securities Act, the obligations of the Company under this Agreement shall terminate.


                               Page 27 of __ Pages

         In the event the Company, in good faith, prepares and files with the Commission a Shelf Registration Statement pursuant to the exercise of the registration rights granted hereunder, and the Shelf Registration Statement is not able to be declared effective, the Holder shall have the right to require the Company to file one additional Shelf Registration Statement pursuant to this
Section 2, which third Shelf Registration Statement shall be at the Holder's expense; provided that if the Shelf Registration Statement is not able to be declared effective solely because the Company has not complied with its obligations under this Agreement, such Shelf Registration Statement shall not be counted for purposes of this Agreement.

         The Company shall not be obligated to honor any such request for registration under this Section 2 at any time (i) if, in the good faith judgment of the Company's Board of Directors, such registration statement, Prospectus or any document incorporated therein would not be in compliance with the Securities Act and the regulations promulgated thereunder, (ii) starting with the date 30 days prior to the Company's good faith estimate of the date of filing of, and ending on the date 180 days following the effective date of, a registration statement in connection with a bona fide public offering of the Company's Common Stock (or securities convertible into Common Stock) or (iii) if, in the good faith judgment of the Company's Board of Directors, there is a material development relating to the condition (financial or other) of the Company that has not been disclosed to the general public. If the Company utilizes its rights under clause (i) of this paragraph, it shall use reasonable efforts to cooperate with the Holder, subject to clause (iii) of this paragraph, to be able to file such registration statement as promptly as possible.

         (b) Restrictions on Public Sale by Holder. Upon the written request of the underwriter(s) in any Underwritten Offering of the Company, the Holder shall not effect any sale or distribution of securities of the Company of the same class as the securities or any security convertible into or exchangeable or exercisable for such security, included in such Underwritten Offering, including a sale pursuant to Rule 144 under the Securities Act (except as part of such registration) during the 180-day period (or such shorter time period as the underwriter(s) may request) beginning on the effective date of the registration statement filed with respect to any such Underwritten Offering.

         (c)  Underwritten Offering.

         (i) Upon request by the Holder, the Company agrees it will use all reasonable efforts, subject to the conditions set forth in
                  Section 2(a) hereof, to amend or supplement the Shelf Registration Statement such that it may be used in an Underwritten Offering; provided that, the Transfer Restricted Securities to be sold by the Holder in such Underwritten Offering have a Market Value equal to at least $10 million and that the Holder bear all incremental expenses (subject to the provisions of the second sentence of this Section 2(c)
                  (i)), related to such amendment or supplement. If the Company determines to register any securities in an Underwritten Offering requested by the Holder pursuant to this


                               Page 28 of __ Pages

                  Section 2(c), the Company shall bear such portion of the total expenses relating to such Underwritten Offering as the securities registered in the Underwritten Offering by the Company bear to the total securities registered in such Underwritten Offering. The Holder may not participate in any Underwritten Offering hereunder unless the Holder (i) agrees to sell his Transfer Restricted Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and
                  (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Company.

         (ii) So long as any of the Shares constitute Transfer Restricted Securities, if (but without any obligation to do so) the Company proposes to register, including for this purpose a registration effected by the Company for stockholders of the Company other than the Holder, any of the Common Stock under the Securities Act in connection with the public offering of Common Stock solely for cash (other than a registration on Form S-8 or any successor form relating solely to the sale of securities to participants in the Company stock plan, or a registration on Form S-4 or any successor form relating to an acquisition by the Company)(an "Incidental Registration"), the Company shall, at such time, promptly give the Holder written notice of such Incidental Registration. Upon the written request of the Holder given within 20 days after mailing of such notice by the Company, the Company shall use its reasonable efforts to cause a registration statement covering all of the Transfer Restricted Securities that the Holder has requested to be registered to become effective under the Securities Act; provided, however, that nothing herein, including without limitation the provisions of Section 3 of this Agreement, shall prevent the Company from, at any time, abandoning or delaying any Incidental Registration.

                  In the  case  of an  Underwritten  Offering  pursuant  to this
                  Section 2(c)(ii), if the managing underwriter advises the Company that marketing factors require a limitation of the number of shares of Common Stock to be underwritten, then the Company shall include in such registration (A) first, the shares of the Common Stock, being registered on behalf of the Company or on behalf of the stockholders (other than the Holder) requesting such registration, as the case may be, and
                  (B) second, the Common Stock being registered on behalf of the Holder apportioned on a pro rata basis among the Holder and any other Persons entitled to include securities in such registration in accordance with the number of shares of Common Stock requested by the Holder and such other Persons to be included in such registration.


                               Page 29 of __ Pages

SECTION 3.        REGISTRATION PROCEDURES

         The Company will use its reasonable best efforts to effect the registration to permit the sale of the Transfer Restricted Securities being sold in accordance with this Agreement and the intended method or methods of distribution thereof, and pursuant thereto the Company will:

         (a) prepare and file with the Commission a Shelf Registration Statement relating to the registration on Form S-3 under the Securities Act, cooperate and assist in any filings required to be made with the NASD and use its best efforts to cause such Shelf Registration Statement to become effective;

         (b) prepare and file with the Commission such amendments and post-effective amendments to the Shelf Registration Statement and such filings under the Exchange Act as may be necessary to keep the Shelf Registration Statement effective for such period as may be reasonably necessary to effect the sale of such Transfer Restricted Securities, not to exceed 270 days and, comply with the provisions of the Securities Act and the rules and regulations thereunder, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Shelf Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the Holder set forth in such Shelf Registration Statement;

         (c) advise the underwriter(s),  with respect to an offering pursuant to
Section 2(c), and the Holder promptly:

                  (i) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Shelf Registration Statement or a registration statement filed in accordance with Section 2(c)(ii) or any post-effective amendment thereto, when the same has become effective;

                  (ii) of any request by the Commission for amendments to the Shelf Registration Statement or a registration statement filed in accordance with Section 2(c)(ii) or amendments or supplements to the Prospectus or for additional information relating thereto;

                  (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Shelf Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the Company shall receive any such stop order suspending the effectiveness of the Shelf Registration Statement or a registration statement filed in accordance with Section 2(c)(ii), or any such order from a state securities commission or other regulatory authority, the

                               Page 30 of __ Pages

         Company shall use its best efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

                  (iv) if at any time the representations and warranties of the Company contemplated by paragraph (j)(i) below cease to be true and correct;

                  (v) of the existence of any fact and the happening of any event that makes any statement of a material fact made in the Shelf Registration Statement, or a registration statement filed in accordance with Section 2(c)(ii), the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Shelf Registration Statement or a registration statement filed in accordance with Section 2(c)(ii) or the Prospectus in order to make the statements therein not misleading.

         (d) in  connection  with  the  filing  of any  document  that  is to be
incorporated  by  reference  into  the  Shelf  Registration   Statement  or  any
registration statement filed in accordance with Section 2(c)(ii) or the Prospectus (after initial filing of the Shelf Registration Statement or any registration statement filed in accordance with Section 2(c)(ii)):

                  (i) use its best efforts to provide copies of such document to the Holder and to the managing underwriter(s), if any, prior to such filing and in any event no later than concurrently with such filing; and

                  (ii) make the Company's representative available for discussion of such document;

         (e) furnish to the Holder and each of the underwriter(s), with respect to an offering pursuant to Section 2(c), at least one signed copy of the Shelf Registration Statement, or a registration statement filed in accordance with
Section 2(c)(ii), as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein and all exhibits;

         (f) deliver to the Holder and each of the underwriter(s), with respect to an offering pursuant to Section 2(c), as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonably request; the Company consents to the use of the Prospectus and any amendment or supplement thereto by the Holder and each of the underwriter(s), if any, in connection with the offering and the sale of the Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto;

         (g) prior to any public offering of Transfer Restricted Securities, cooperate with the Holder, the underwriter(s) with respect to an offering pursuant to Section 2(c), and their respective counsel in connection with the registration and qualification of the Transfer

                               Page 31 of __ Pages

Restricted Securities under the securities or blue sky laws of such jurisdictions as the Holder or underwriter(s) may request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Shelf Registration Statement, or a registration statement filed in accordance with
Section 2(c)(ii); provided, however, that the Company shall not be required to register or qualify as a foreign corporation where it is not then so qualified or to take any action that would subject it to the service of process in suits or to taxation, other than as to matters and transactions relating to the Shelf Registration Statement, or a registration statement filed in accordance with
Section 2(c)(ii), in any jurisdiction where it is not then so subject;

         (h) cooperate with the Holder and the underwriter(s) with respect to an offering pursuant to Section 2(c), to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends; and enable such Transfer Restricted Securities to be in such denominations and registered in the name as the Holder or the underwriter(s), if any, may request at least two Business Days prior to any sale of Transfer Restricted Securities made by such underwriter(s);

         (i) if any fact or event contemplated by clause (c)(v) above shall exist or have occurred, prepare a supplement or post-effective amendment to the Shelf Registration Statement, or a registration statement filed in connection with Section 2(c)(ii) or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

         (j) with respect to an offering pursuant to Section 2(c), enter into such agreements (including an underwriting agreement) and take all such other actions in connection therewith as may be required in order to expedite or facilitate the disposition by the Holder, of the Transfer Restricted Securities pursuant to this Agreement, and in connection with any such underwriting agreement entered into by the Company:

                  (i) make such representations and warranties to the underwriter(s) and the Holder, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings;

                  (ii) obtain opinions of counsel to the Company and updates thereof addressed to the Holder and the underwriter(s) covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be requested by, the Holder and underwriters;

                  (iii) obtain "cold comfort" or "agreed upon procedures" letters and updates thereof from the Company's independent certified public accountants, addressed to the

                               Page 32 of __ Pages

         Holder and the underwriters, such letters to be in customary form and covering matters of the type customarily covered in such letters by underwriters in connection with primary underwritten offerings;

                  (iv) set forth in full or incorporate by reference in the underwriting agreement the indemnification provisions and procedures of
         Section 5 hereof with respect to all parties to be indemnified pursuant to said Section; and

                  (v) deliver such documents and certificates as may be requested by the Holder of the Transfer Restricted Securities being sold or the underwriter(s) of such Underwritten Offering to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company pursuant to this clause (j).

         The above shall be done at each closing under such underwriting or similar agreement, as and to the extent required thereunder;

         (k) make available for inspection by a representative of the Holder and the underwriter(s) with respect to an offering pursuant to Section 2(c), and any attorney or accountant retained by any of them, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any of them in connection with such Shelf Registration Statement subsequent to the filing thereof and prior to its effectiveness; and

         (l) use its best efforts to cause all Transfer Restricted Securities to be listed on each securities exchange, if any, on which equity securities issued by the Company are then listed.

         The Holder agrees to furnish promptly to the Company all information required to be disclosed by the Holder in order to make the information previously furnished to the Company by such Holder not materially misleading.

         The Holder agrees that upon receipt of any notice from the Company that any fact or event exists as a result of which the Shelf Registration Statement, the prospectus included therein, or any document incorporated therein by reference contains or may contain any untrue statement of material fact or omits or may omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Holder will forthwith discontinue any disposition of any Transfer Restricted Securities pursuant to the Shelf Registration Statement until (i) the Holder has received copies of the supplemented or amended prospectus contemplated by Section 4(b) hereof, or (ii) the Holder has received written advice from the Company that the use of the Prospectus contained in the Shelf Registration Statement may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in such

                               Page 33 of __ Pages
prospectus, and, if so directed by the Company, the Holder will deliver to the Company all copies, other than permanent file copies then in the Holder's possession, of the prospectus covering the Transfer Restricted Securities current at the time of receipt of such notice. The period from and including the date of the giving of such notice to and including the date when each Holder shall have either received copies of the supplemented or amended prospectus or received advice from the Company that the use of the prospectus contained in the Shelf Registration Statement may be resumed is referred to herein as the "Holdback Period." The Company agrees to use all reasonable efforts to minimize the duration and frequency of any Holdback Periods hereunder to the extent consistent with the Company's financial, strategic, and other business priorities.

SECTION 4.        REGISTRATION EXPENSES

         (a) Except as otherwise provided by Sections 2(a) or (c), all expenses incident to the Company's performance of or compliance with this Agreement (other than underwriting discounts or commissions) will be borne by the Company, including without limitation:

                  (i) all registration and filing fees and expenses (including filings made with the NASD or any securities exchange);

                  (ii) fees and expenses of compliance with federal securities and state blue sky or securities laws;

                  (iii)  expenses of printing;

                  (iv)  fees and disbursements of counsel for the Company;

                  (v) all application and filing fees in connection with listing the Common Stock on a national securities exchange or automated quotation system pursuant to the requirements hereof; and

                  (vi) all fees and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and "cold comfort" or "agreed upon procedures" letters required by or incident to such performance).

         The Company will also bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting, duties), the expense of any annual audit, and the fees and expenses of any Person, including special experts, retained by the Company.

SECTION 5.        INDEMNIFICATION


                                 Page 34 of __ Pages

         (a) The Company agrees to indemnify and hold harmless the Holder and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses (including, without limiting the foregoing but subject to Section 5(c) hereof, the reasonable legal and other expenses incurred in connection with any action, suit or proceeding or any claim asserted) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary Prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made in the case of the Prospectus, not misleading, except insofar as such losses, claims, damages, liabilities, or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission based upon information (i) relating to the Holder, furnished in writing to the Company by or on behalf of the Holder expressly for use therein or (ii) made in any preliminary Prospectus if a copy of the Prospectus (as amended or supplemented) was not sent or given by or on behalf of the Holder to the person asserting any such loss, claim, damage or liability or obtaining such judgment at or prior to the written confirmation of the sale of the Transfer Restricted Securities as required by the Securities Act, and the Prospectus (as so amended or supplemented) would have corrected such untrue statement or omission; provided, however, that the Company shall have furnished copies of such Prospectus (as so amended or supplemented) to the Holder in compliance with
Section 3(f) hereof.

         (b) As a condition to the inclusion of its Transfer Restricted Securities in any Shelf Registration Statement pursuant to this Agreement, the Holder thereof will furnish to the Company in writing, promptly after receipt of a request therefor, such information as the Company may reasonably request for use in connection with any Shelf Registration Statement, Prospectus or preliminary prospectus and agrees to indemnify and hold harmless, the Company and its directors, its officers who sign such Shelf Registration Statement, and any Person controlling the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity from the Company to the Holder and Persons controlling such Holder, but only with reference to information relating to the Holder furnished in writing by or on behalf of such Holder expressly for use in such Shelf Registration Statement or the Prospectus or any preliminary Prospectus included therein. In case any action shall be brought against the Company, any of its directors, any such officer, or any such controlling Person based on the Shelf Registration Statement, the Prospectus or any preliminary prospectus and in respect of which indemnity may be sought against the Holder, the Holder shall have the rights and duties given to the Company (except that if the Company as provided in Section 5(c) hereof shall have assumed the defense thereof the Holder shall not be required to do so, but may employ separate counsel therein and participate in the defense thereof but the fees and expenses of such counsel shall be at such Holder's expense) and the Company and its directors, any such officers, and any such controlling Person shall have the

                               Page 35 of __ Pages
rights and duties given by Section 5(c) hereof. In no event shall the liability of the Holder hereunder be greater than the gross proceeds received by the Holder upon the sale of the Transfer Restricted Securities giving rise to such indemnification obligation.

         (c) In case any action or proceeding shall be brought against the Holder or any Person controlling the Holder, based upon the Shelf Registration Statement, the Prospectus or any preliminary prospectus, or any amendment or supplement thereto, and with respect to which indemnity may be sought against the Company, the Holder or such Person controlling such Holder shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Holder and payment of all reasonable fees and expenses relating thereto. The Holder and such Persons controlling such Holder shall have the right to employ separate counsel in any such action or proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at such Holder's expense unless (i) the employment of such counsel has been specifically authorized in writing by the Company, (ii) the Company has not assumed the defense and employed counsel reasonably satisfactory to the Holder within 15 days after notice of any such action or proceeding, or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both the Holder or any Person controlling such Holder and the Company and the Holder or any Person controlling such Holder shall have been advised by such counsel that there may be one or more legal defenses available to the Holder or Person controlling such Holder that are different from or additional to those available to the Company (in which case the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Holder or controlling Person, it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the Holder and controlling Persons, which firm shall be designated in writing by the Holder of a majority of the Transfer Restricted Securities). The Company shall not be liable for any settlement of any such action effected without the written consent of the Company, but if settled with the written consent of the Company, which consent shall not be unreasonably withheld, or if there is a final judgment for the plaintiff, the Company agrees to indemnify and hold harmless the Holder and all Persons controlling, the Holder from and against any loss or liability by reason of such settlement or judgment.

         (d) If the indemnification provided for in this Section 5 is unavailable to an indemnified party under paragraphs (a) or (b) hereof in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative benefit to the Company on the one hand and the Holder on the other hand in connection with the sale of the Transfer Restricted Securities, as well as any other relevant equitable considerations; provided, however, that the Holder

                               Page 36 of __ Pages
shall not be required to contribute an amount greater than the gross proceeds received by the Holder with respect to the sale of Transfer Restricted Securities giving rise to the indemnification obligation under this Section 5. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

         (e) The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by a pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities and expenses referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating any claim or defending any such action, suit or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 6.        MISCELLANEOUS

         (a) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holder.

         (b) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class mail (registered or certified, return receipt requested), telex, telecopier, or air courier guaranteeing overnight delivery:

                  (i)    if to the Holder, to:     Leon S. Gross
                                                   c/o Enterprises, Inc.
                                                   River Park House
                                                   3600 Conshohocken Avenue
                                                   Philadelphia, PA 19131;

                           with a copy to:         Lawrence M. Miller, Esq.
                                                   Schwartz, Woods & Miller
                                                   1350 Connecticut Avenue, N.W.
                                                   Washington, D.C. 20036-1717;

                  (ii)   if to the Company, to:    Electric Fuel Corporation
                                                   885 Third Avenue, Suite 2900

                               Page 37 of __ Pages

                                                     New York, NY 10022
                                                     Attn:  Robert S. Ehrlich

                           with a copy to:           Winthrop G. Minot, Esq.
                                                     Ropes and Gray
                                                     One International Place
                                                     Boston, MA 02110

         All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

         (c) Successors and Assigns. The registration rights granted to the Holder pursuant to this Agreement shall not be for the benefit of, or enforceable by, any subsequent holder of the Common Stock unless such subsequent holder is a Holder. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company.

         (d) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         (e) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         (f) Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflicts or choice of law principles which would cause the application of the internal laws of any jurisdiction other than the State of Delaware.

         (g) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

         (h) Entire Agreement. This Agreement, together with the other Operative Documents (as defined in the Stock Purchase Agreement), is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the

                               Page 38 of __ Pages

Transfer Restricted Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                               Page 39 of __ Pages

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                            ELECTRIC FUEL CORPORATION

                                            By:_________________________________
                                               Name:
                                               Title:


                                            LEON S. GROSS

                                             By:________________________________





                               Page 40 of __ Pages